UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Garrett Motion Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

366505 105

(CUSIP Number)

Michael J. Sharp

General Counsel, Secretary and Executive Vice President

Jefferies Group LLC

520 Madison Avenue, New York, NY 10022

Tel: (212) 707-6409

December 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons. Jefferies Group LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 362,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 362,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 362,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 366505 105

1	Names of Reporting Persons. Jefferies LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 362,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 362,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 362,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 366505 105

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at La Pièce 16, Rolle, Switzerland, 1180.

Item 2. Identity and Background

This Schedule 13D is being filed by each of the following persons (collectively, the “Reporting Persons”):

(i) Jefferies LLC, a Delaware limited liability company, whose principal business is operating, with its subsidiaries as a global full service, integrated securities and investment banking firm.

(ii) Jefferies Group LLC, a Delaware limited liability company (“Jefferies Group”) whose principal business is operating, with its subsidiaries, as a global full service, integrated securities and investment banking firm.

The address of the principal office of the Reporting Persons is 520 Madison Avenue, 10th Floor, New York, NY 10022 U.S.

The names of each of the Reporting Persons’ directors and executive officers (the “Scheduled Persons”) are provided on Schedule I.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of Common Stock reported herein for an aggregate of $894,423. The source of the funds was the working capital of Jefferies LLC.

Item 4. Purpose of Transaction

Purpose of Transaction

On September 20, 2020, the Issuer and certain of its subsidiaries (collectively, the “Debtors”) each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (“the Court”). On December 10, 2020, in accordance with section 363 of title 11 of the Bankruptcy Code and the Court’s Order (A) Authorizing and Approving Bid Procedures, (B) Authorizing and Approving The Stalking Horse Bid Protections, (C) Scheduling a Sale Hearing, (D) Approving Notice Procedures, and (E) Granting Other Relief [Case No. 20-12212, ECF No. 282] and the bidding procedures annexed

CUSIP No. 366505 105

thereto, counsel to the Jefferies LLC, Warlander Asset Management, L.P., Owl Creek Asset Management, L.P., Bardin Hill Opportunistic Credit Master Fund LP, Marathon Asset Management L.P., and Cetus Capital VI, L.P. (collectively, the “Investors”) submitted a letter (the “Bid Letter”) detailing the terms of a proposal for the going concern financial restructuring of the Debtors on the terms and subject to the conditions outlined in that letter (the “Proposed Transaction”). The Proposed Transaction, which is outlined in the Bid Letter and the attached term sheet (such term sheet referred to herein as the “Term Sheet”), remains subject to the negotiation and execution of definitive documentation, an order by the Bankruptcy Court, and other conditions.

The Proposed Transaction would provide for the reorganization of the Debtors and the recapitalization of the Issuer (as reorganized, “New GMI”), and would be funded by the incurrence and issuance respectively of:

•	$1.2 billion of new debt financing currently proposed to be provided by Jefferies Finance LLC, an affiliate of Jefferies LLC, to New GMI; and

•	$735 million of a new class of Series A Preferred Stock of New GMI.

The capital stock of New GMI would consist only of (i) reinstated shares of Common Stock, (ii) $735 million of Series A Preferred Stock consisting of (A) $700 million of Series A Preferred Stock issued to holders (as may be limited pursuant to applicable securities laws and regulations) of existing shares of Common Stock pursuant to a rights offering, in exchange for cash compensation, which rights offering would be fully backstopped by the Investors, and (B) $35 million of Series A Preferred Stock issued as a commitment fee to the Investors, as consideration for the backstop obligations, and (iii) if applicable, Common Stock or issued shares of a new class of Series B Preferred Stock to be issued to holders of Honeywell Spin-Off Claims (as defined in the Term Sheet) pursuant to the terms set forth in the Term Sheet. Each holder of a Honeywell Spin-Off Claim would receive, at the option of the Debtors in consultation with the Investors: (a) Series B Preferred Stock; (b) cash; (c) shares of Common Stock of New GMI (subject to the terms of the Term Sheet); or (d) such other treatment permitted under the Bankruptcy Code (subject in the case of either clause (b) or clause (d) above to the consent of those Investors holding at least 75% percent in aggregate amount of the Backstop Commitments (as defined in the Term Sheet) of all Investors).

Under the Proposed Transaction, the Board of Directors of New GMI would consist of the Chief Executive Officer, three independent directors nominated by New GMI, three independent directors, one each nominated by the Owl Creek Asset Management L.P., Warlander Asset Management, L.P. and Jefferies LLC, one independent director with relevant industry experience nominated by the committee of equity holders and approved by New GMI and those Investors holding at least 70% percent in aggregate amount of the Backstop Commitments (as defined in the Term Sheet) of all Investors (the “Requisite Backstop Parties”), and one director nominated by the Issuer and approved by the Requisite Backstop Parties. Other terms for the governance of New GMI are detailed in Exhibit D to the Bid Letter, and other operational restrictions on New GMI—are detailed in that exhibit.

The terms of the Proposed Transaction are subject to the terms and conditions included therein, as well as negotiation with, and approval by, the Issuer, and by approval and Confirmation Order of the Bankruptcy Court and approval of appropriate regulatory authorities. The obligations of the Investors to consummate the Proposed Transaction will terminate if the closing of the Proposed Transaction does not occur on or prior to May 10, 2021. The termination date may be extended, at the sole option and discretion of the Issuer, if material regulatory approvals have not been received, up to and including

CUSIP No. 366505 105

June 10, 2021, and it may be further extended upon the agreement of the Investors and the Issuer. In all circumstances and at any time after the parties enter into a Backstop Commitment Agreement (as defined in the Term Sheet or the Backstop Commitment Agreement), if the Set-Up Value (as defined in the Term Sheet or Backstop Commitment Agreement) is less than $835 million, the Investors shall have the right to terminate the Backstop Commitment Agreement and the Proposed Transaction.

The foregoing description is qualified in its entirety by reference to the Bid Letter and the attached Term Sheet, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, subject to obligations under the bankruptcy proceedings and under any agreements that it enters into in connection with the Proposed Transaction, and depending upon the price of and other market conditions relating to the Common Stock, developments affecting the Issuer and the Chapter 11 case and other factors deemed relevant, the Reporting Persons may increase or decrease the size of their investment in the Issuer, pursue changes in the composition of the Issuer’s Board of Directors or propose or take one or more other actions that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D, alone or with others. The Reporting Persons reserve the right to act independently and without respect to the other Investors, to change their plans or proposals at any time, and to take any action as they deem appropriate, either alone or with others, in their sole discretion at any time, including with respect to any matter set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 75,788,279 shares of Common Stock outstanding as of October 26, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 2, 2020.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Based upon information provided to the Reporting Persons by the other Investors, the Investors collectively beneficially own 4,871,864 shares of Common Stock, which represents approximately 6.4% of the Issuer’s outstanding shares of Common Stock, and includes 362,593 shares held by Jefferies LLC, 1,100,000 shares held by funds and accounts managed by Owl Creek Asset Management, L.P., 777,351 shares held by funds and accounts managed by Warlander Asset Management, L.P., 105,920 shares held by Cetus Capital VI, L.P. and funds affiliated with Cetus Capital VI, L.P., and 2,526,000 shares held by funds and accounts managed by Marathon Asset Management L.P.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they are members of a “group.” The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with any of the other Investors, as well as beneficial ownership with respect to any shares of common stock beneficially owned by the other Investors, and neither the filing of this Schedule

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13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose.

(c) The transactions in the shares of Common Stock by the Reporting Persons within the past sixty days are set forth in Schedule II, which is incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information included in Item 4 above is incorporated by reference into this Item 6.

Jefferies Group LLC beneficially owns $2,506,000 face amount of the Issuer’s 5.125% senior notes due 2026.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of December 21, 2020 (filed herewith).

Exhibit 2	Bid Letter submitted by Jefferies LLC, Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Bardin Hill Opportunistic Credit Master Fund LP, Marathon Asset Management L.P., and Cetus Capital VI, L.P., dated as of December 10, 2020 (filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2020

Jefferies LLC

By:	/s/ Michael J. Sharp
Michael J. Sharp
General Counsel, Secretary, Executive Vice President

Jefferies Group LLC

By:	/s/ Michael J. Sharp
Michael J. Sharp
General Counsel, Secretary, Executive Vice President

CUSIP No. 366505 105

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following information is provided for each of the directors and executive officers of each of the Reporting Persons:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship
Richard B. Handler (Director, Chairman and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director and Chairman of the Executive Committee)	(1)	U.S.
W. Patrick Campbell (Director)	(1)	U.S.
Richard G. Dooley (Director)	(1)	U.S.
Robert E. Joyal (Director)	(1)	U.S.
Michael T. O’Kane (Director)	(1)	U.S.
Joseph S. Steinberg (Director)	(1)	U.S.
Jacob M. Katz (Director)	(1)	U.S.
Peregrine C. Broadbent (Chief Financial Officer)	(1)	U.S.
Charles J. Hendrickson (Treasurer and Managing Director)	(1)	U.S.
Michael J. Sharp (General Counsel, Secretary, Executive Vice President)	(1)	U.S
John F. Stacconi (Global Treasurer)	(1)	U.S

(1)	520 Madison Avenue, New York, NY 10022

CUSIP No. 366505 105

Schedule II

Name	Date of Transaction	Number of Shares Acquired / (Disposed)	Transaction	Price per Share (1)
Jefferies LLC	11/06/2020	(5,600)	Sale	$4.26
Jefferies LLC	11/03/2020	20,000	Buy	$4.17	(2)
Jefferies LLC	11/03/2020	(25,000)	Sale	$4.17	(3)
Jefferies LLC	11/02/2020	(40,438)	Sale	$3.95	(4)
Jefferies LLC	10/30/2020	(12,500)	Sale	$3.86	(5)
Jefferies LLC	10/29/2020	(7,000)	Sale	$4.01	(6)
Jefferies LLC	10/28/2020	7,500	Buy	$3.58	(7)
Jefferies LLC	10/27/2020	(7,500)	Sale	$3.66	(8)
Jefferies LLC	10/23/2020	15,201	Buy	$3.15	(9)

(1)

Where indicated, the prices in this table represent a weighted average price. The Reporting Persons undertake to provide to the staff of the SEC, upon request, information about the number of shares at each separate price within the ranges set forth above.

(2)	The transactions were effected in multiple transactions at prices ranging from $4.15 to $4.18, inclusive.
(3)	The transactions were effected in multiple transactions at prices ranging from $4.16 to $4.18, inclusive.
(4)	The transactions were effected in multiple transactions at prices ranging from $3.89 to $4.05, inclusive.
(5)	The transactions were effected in multiple transactions at prices ranging from $3.85 to $3.90, inclusive.
(6)	The transactions were effected in multiple transactions at prices ranging from $4.00 to $4.05, inclusive.
(7)	The transactions were effected in multiple transactions, all at a price of $3.58.
(8)	The transactions were effected in multiple transactions, all at a price of $3.66.
(9)	The transactions were effected in multiple transactions at prices ranging from $3.12 to $3.16, inclusive.